

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 19, 2008

Mr. Laurence A. Madison
Chief Financial Officer
Sector 10, Inc.
14553 South 790 West #C
Bluffdale, Utah 84065

   Re: **Sector 10, Inc.**
      Form 10-KSB for the Year Ended March 31, 2008
      Filed July 15, 2008
      File No. 000-24370

Dear Mr. Madison:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Accounting Branch Chief